Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-289677

August 19, 2025

The Hanover Insurance Group, Inc.

Pricing Term Sheet

$500,000,000 5.500% Notes due 2035

Issuer:	The Hanover Insurance Group, Inc. (the “Issuer”)

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

Principal Amount:	$500,000,000

Security Type:	Senior Notes

Public Offering Price:	99.983% of principal amount

Net Proceeds (before expenses):	$496,665,000

Trade Date:	August 19, 2025

Settlement Date**:	August 21, 2025 (T+2)

Maturity Date:	September 1, 2035

Coupon:	5.500%

Benchmark Treasury:	4.250% due August 15, 2035

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury Price / Yield:	99-18+ / 4.302%

Yield to Maturity:	5.502%

Interest Payment Dates:	Semi-annually on March 1 and September 1, commencing on March 1, 2026

Interest Record Dates:	February 15 and August 15

Optional Redemption:	Prior to June 1, 2035 (three months prior to the Maturity Date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) 100%

of the principal amount of the Notes to be redeemed and (ii) a make-whole amount calculated at the “treasury rate” (as defined in the preliminary prospectus), plus 20 basis points, less interest accrued to, but excluding the date of redemption, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:	Citizens JMP Securities, LLC RBC Capital Markets, LLC

CUSIP:	410867 AH8

ISIN:	US410867AH87

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: It is expected that delivery of the Notes will be made against payment therefor on or about August 21, 2025, which is the second business day following the date hereof (such settlement cycle being referred to as ‘‘T+2’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes earlier than the first business day preceding settlement should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR at the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at +1 (800) 828-3182, calling J.P. Morgan Securities LLC at +1-212-834-4533 or calling or emailing Morgan Stanley & Co. LLC at +1-866-718-1649 or prospectus@morganstanley.com.